THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
TO RULE 902(g) OF REGULATION S-T


	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549


	SCHEDULE 13D
                       (Amendment No. 20)


	Under the Securities Exchange Act of 1934

	         International Family Entertainment, Inc.
	(Name of Issuer)


	     Class B Common Stock Par Value $0.01 Per Share
	(Title of Class and Securities)


	                45950M106
	(CUSIP Number of Class of Securities)



	James E. McKee, Gabelli Funds, Inc.,
	One Corporate Center, Rye, NY 10580-1434 (914) 921-5294
	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


	             February 26, 1997
	(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this State-ment because of Rule 13d-1(b)(3) or (4), check the following box:
                                                        ___
                                                       /___/





_________________________________________________________________
CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Funds, Inc.            I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO-Funds of investment company clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     1,765,125 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     1,765,125 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,655,125 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      5.31%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC, IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!



________________________________________________________________
CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GAMCO Investors, Inc.              I.D. No. 13-2951242
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO-Funds of investment advisory clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     5,464,893 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
  PERSON WITH                           : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     5,666,143 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,666,143 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      17.28%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IA, CO
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!



_________________________________________________________________
CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli International II Limited  I.D. No. Foreign
	 Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     10,500 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
  PERSON WITH                           : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     10,500 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,500 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.03%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!



________________________________________________________________
CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Performance Partnership L.P.   I.D. No. 13-3396569
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     115,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
  PERSON WITH                           : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     115,000 (Item 5)
                                        :________________________
                                         :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      115,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.35%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      PN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!



_________________________________________________________________
CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Asset Management Company International Advisory
        Services Ltd.
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      00-Funds of clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Bermuda
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     10,500 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
  PERSON WITH                           : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     10,500 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,500 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.03%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!



_________________________________________________________________
CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli International Limited  I.D. No. Foreign Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     54,600 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
  PERSON WITH                           : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     54,600 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      54,600 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.17%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!



_________________________________________________________________
CUSIP No. 45950M106                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      None
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     8,000  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
  PERSON WITH                           : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     8,000  (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,000  (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.02%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!




Item 1.   Security and Issuer

		This Amendment No. 20 to Schedule 13D on the Class B Common Stock of International Family Entertainment, Inc.(the
"Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was
originally filed on January 22, 1993. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Schedule 13D.
Item 2.	Identity and Background
		This statement is being filed by Mario J. Gabelli ("Mr. Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch"), Spinnaker
Industries, Incorporated ("Spinnaker"), Western New Mexico
Telephone Company ("Western New Mexico"), Entoleter, Inc.
("Entoleter"),  Lynch Telecommunications Corporation ("Lynch
Telecom"), Lynch Telephone Corporation ("Lynch Telephone") and Inter-Community Telephone Company ("Inter-Community")
(collectively, "Lynch and its affiliates"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships.
 Certain of these entities may also make investments for their own accounts.
		The foregoing persons in the aggregate often own benefi-cially more than 5% of a class of equity securities of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1%
threshold presented for filing on Schedule 13D or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater
investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule
13G and thereby to provide more expansive disclosure than may be necessary.
		(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Funds, Inc. ("GFI"),
GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli Associates
Fund ("Gabelli Associates"), Gabelli Associates Limited ("GAL"),
Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), Gabelli International Limited ("GIL"), Gabelli International II Limited
("GIL II"), Gabelli International Gold Fund Limited ("GIGFL"), ALCE Partners, L.P. ("ALCE"), Gabelli Multimedia Partners, L.P.
("Multimedia Partners"), Gabelli Asset Management Company
International Advisory Services Ltd. ("GIASL"), Mr. Gabelli, Lynch, Spinnaker, Western New Mexico, Entoleter, Lynch Telecom, Lynch
Telephone and Inter-Community. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the
"Reporting Persons".
		GAMCO, a wholly-owned subsidiary of GFI, is an
investment adviser registered under the Investment Advisers Act of
1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services in the equity area for employee benefit plans, private investors, endowments and foundations.
		Gabelli & Company, a wholly-owned subsidiary of GSI, is
a broker-dealer registered under the Securities Exchange Act of
1934, as amended ("l934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
		GLI, a wholly-owned subsidiary of GSI, is the trustee
for the Gabelli-Rosenthal & Partners, L.P. Liquidating Trust.
		Gabelli Associates is a New York limited partnership whose primary business purpose is risk arbitrage investments. GSI and Mr. Gabelli are the general partners of Gabelli Associates.
		GAL is a corporation whose primary business purpose is risk arbitrage investments. Shares of GAL's Common Stock will be offered to persons who are neither citizens nor residents of the
United States and may be offered to a limited number of U.S.
investors.  GSI is the investment manager of GAL.
		GSI, a majority-owned subsidiary of GFI, is a Delaware corporation which as a part of its business regularly purchases and sells securities for its own account.  It is the immediate parent of Gabelli & Company.
		GFI is the ultimate parent company for a variety of companies engaged in the securities business, each of which is named above.  In addition, GFI is an investment adviser registered under the Advisers Act.  GFI is an investment adviser which
presently provides discretionary managed account services for The
Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli
Growth Fund, The Gabelli Convertible Securities Fund, Inc., The
Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The
Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli
Global Telecommunications Fund, Gabelli Gold Fund, Inc., The
Gabelli Global Multimedia Trust Inc., The Gabelli Global
Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc. and The Gabelli Global Interactive
Couch Potator Fund (collectively, the "Funds"), which are
registered investment companies.
		The Plan, a qualified employee profit sharing plan, covers substantially all employees of GFI and its affiliates.
		GPP, a Delaware limited partnership, is a limited partnership whose primary business purpose is investing in securities.  Mr. Gabelli is the general partner and chief invest-
ment officer of GPP.
		GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital.  Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors.  The investments of GIL are managed by Mr. Gabelli who is also a director and
Chairman of the Board of Directors of GIL.
		GIL II is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant
long-term growth of capital.  Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the
United States and may be offered to a limited number of U.S.
investors.  The investments of GIL II are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of
GIL II.
	  ALCE is a Delaware investment limited partnership that seeks long-term capital appreciation primarily through investments in public and private equity securities.  GSI is a general partner of
ALCE.
	  Multimedia Partners is a Delaware investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private
multimedia communications companies. GSI is a general partner of Multimedia Partners.
	  GIASL is a corporation whose primary business purpose is to provide advisory services to offshore funds.
       Lynch, an Indiana corporation, is a diversified public
company traded on the American Stock Exchange.  Its subsidiaries are engaged in communications, services, and manufactured products.
 Spinnaker, a Delaware subsidiary of Lynch, is also a public company and its stock is traded through the NASDAQ System.
Spinnaker is a diversified manufacturing firm with major
subsidiaries in specialty adhesive-backed materials business.
Another of Lynch's subsidiaries, Western New Mexico, provides telephone services in a service area in Southwestern New Mexico. Inter-Community, which is also a subsidiary of Lynch, provides local telephone services in an area 40 miles west of Fargo, North
Dakota.   Lynch and Spinnaker actively pursue new business ventures
and acquisitions. Lynch and its affiliates make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions (not in the case of Western New Mexico) and are not engaged in the business of investing, reinvesting, or trading in securities.  Mr. Gabelli is Chairman of Lynch and owns beneficially 23.52% of the shares of common stock of Lynch.
		Mr. Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of GFI and the
Chief Investment Officer for each of the Reporting Persons.  GFI, in turn, is the majority stockholder of GAMCO.  GFI is also the majority stockholder of GSI. Gabelli & Company is a wholly-owned subsidiary of GSI. GLI is a wholly-owned subsidiary of GSI.
		The Reporting Persons do not admit that they constitute
a group.
		GFI, GAMCO, Gabelli & Company and GLI are New York corporations and GSI is a Delaware corporation, each having its principal business office at One Corporate Center, Rye, New York 10580-1434. GPP is a Delaware limited partnership having its principal business office at 8 Sound Shore Drive, Greenwich,
Connecticut 06830.  Gabelli Associates is a New York limited partnership having its principal business office at One Corporate
Center, Rye, New York 10580-1434. GAL and GIL are corporations organized under the laws of the British Virgin Islands having their principal business office at c/o MeesPierson (Cayman) Limited,
British American Centre, Dr. Roy's Drive-Phase 3, George Town,
Grand Cayman, British West Indies.  GIL II is a corporation
organized under the laws of the British Virgin Islands having their principal business office at c/o Coutts & Company (Cayman) Limited,
West Bay Road, Grand Cayman, British West Indies.  GIASL is a
Bermuda corporation with its principal business office at c/o
Appleby, Spurling & Kempe, Cedar House, 41 Cedar Avenue, Hamilton
HM12, Bermuda.  Lynch is an Indiana corporation having its
principal business office at 8 Sound Shore Drive, Greenwich, CT
06830.  Spinnaker is a Delaware corporation having its principal business office at 251 Welton Street, Hamden, CT 06511.
		For information required by instruction C to Schedule
13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively,
"Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
		(d) and (e) - On December 8, 1994, the SEC instituted and simultaneously accepted offers for the settlement of an administrative proceeding against Gabelli & Company and GAMCO. The order instituting the proceeding included a finding, which Gabelli
& Company and GAMCO neither admitted nor denied, that they failed to implement and maintain policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by not sepecifically addressing the special circumstances that arose from their affiliation with Lynch Corporation, a public company.  To resolve this matter, Gabelli & Company and GAMCO agreed to cease and desist from violating Section 15(f) of the 1934
Act and Section 204A of the Advisers Act, respectively.  They further agreed to each pay a civil penalty in the amount of
$50,000, and to retain, and adopt the recommendations of, an independant consultant regarding their Section 15(f) and Section
204A policies and procedures.
	(f) - Reference is made to Schedule I hereto.
Item 3.	Source and Amount of Funds or Other Consideration
		Item 3 to Schedule 13D is amended, in pertinent part,
as follows:
	   All Reporting Persons used an aggregate of approximately $9,978,914 to purchase the additional Securities requiring this
Amendment to Schedule 13D.  GAMCO and GFI used approximately
$8,549,825 and $431,875, respectively, of funds that were provid-
ed through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client accounts) in order to purchase
the additional Securities for such clients.   GIL  used approxi-
mately $858,156, of working capital to purchase the additional
Securities reported by it. GIASL used approximately $89,558 of the client funds to purchase the additional Securities reported by it. Mr. Gabelli used  approximately $49,500 of funds of a family foundation to purchase the additional Securities reported by him.
Item 5.	Interest In Securities Of The Issuer
		Item 5 to Schedule 13D is amended, in pertinent part,
as follows:
		(a)	The aggregate number and percentage of Securities
to which this Schedule 13D relates is 7,629,868 shares, repre-senting 23.27% of the 32,787,058 shares outstanding in the Issuer's most recently filed Form 10-Q for the quarter ended
September 30, 1996. The Reporting Persons beneficially own those Securities as follows:

	Shares of	% of
	Class B       	Class B
Name	Stock    	Common
GFI:
  As Principal                      0              0.00%
  As Agent                  1,765,125              5.31%
GAMCO:
  As Principal                      0              0.00%
  As Agent                  5,666,143             17.28%

GPP                           115,000              0.35%

GIL                            54,600              0.17%

GIL II                         10,500              0.03%

GIASL                          10,500              0.03%

Mr. Gabelli                     8,000              0.02%

          Mr. Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons and GFI is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons other than Mr. Gabelli.
          (b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that GAMCO Investors, Inc. does not have authority to vote 201,250 of the reported shares, and except that GFI has sole dispositive and voting power with respect to the 1,765,125 shares of the Issuer held by the the Funds, so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and in that event, the Proxy Voting Committee of each of the Funds shall respectively vote that Fund's shares, and except that, at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such Fund under special circumstances such as regulatory considerations, and except that the power of Mr. Gabelli and GFI is indirect with respect to Securities benefi-cially owned directly by other Reporting Persons.
          (c) Information with respect to all transactions in the Securities which were effected during the past sixty days by each of the Reporting Persons and Covered Persons is set forth on
Schedule II annexed hereto and incorporated herein by reference.





Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 3, 1997
                                GABELLI FUNDS, INC.




                                 By:_________________________
                                    James E. McKee
                                    General Counsel


                                 GAMCO INVESTORS, INC.




                                  By:_________________________
                                     Douglas R. Jamieson
                                     Executive Vice President



                                 GABELLI PERFORMANCE
                                 PARTNERSHIP, L.P.



                                   By:_________________________
                                      Mario J. Gabelli,
                                      General Partner
                                      by: James E. McKee
                                      Attorney-in-fact




 GABELLI ASSET MANAGMENT COMPANY








                                       GABELLI ASSET MANAGEMENT COMPANY
                                       INTERNATIONAL ADVISORY SERVICES
                                       LTD.




                                       By	:__________________________
	                                          Marc J. Gabelli
	                                          Director
	                                          by: James E. McKee
	                                          Attorney-in-Fact



                                        MARIO J. GABELLI




                                       By:__________________________
                                          James E. McKee
                                          Attorney-in-Fact



                                        GABELLI INTERNATIONAL II LIMITED




                                       By:______________________________
                                          Mario J. Gabelli, Chairman
                                          and Investment Manager
                                          by: James E. McKee
                                              Attorney-in-Fact



                                         GABELLI INTERNATIONAL LIMITED




                                        By:_____________________________
                                           Mario J. Gabelli, Chairman
                                           and Investment Manager
                                           by: James E. McKee
	                                               Attorney-in-Fact







	Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

		Schedule I to Schedule 13D is amended, in pertinent

part, as follows:

          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless other-wise specified, the principal employer of each such individual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or statesecurities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.




Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli*

     Richard B. Black              Chairman of Raster Image
                                   Processing Systems; Chairman
                                   ECRM; Director of Archetype
						     and Oak Technology; Director
							of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby	Street,
                                   Fort Lee, NJ 07029

	Charles C. Baum			Chairman, Director and Chief
Executive Officer of The
Morgan Group, Inc.;
							Secretary & Treasurer
							United Holdings
							2545 Wilkens Avenue
							Baltimore, MD  21223

	Dr. Eamon M. Kelly			President
							Tulane University
							218 Gibson Hall
							6823 St. Charles Avenue
							New Orleans, LA  70118

	Marc J. Gabelli			Vice President


Officers:

     Mario J. Gabelli         Chairman, Chief Executive
                              Officer and Chief Investment
                              Officer

     Stephen G. Bondi              Vice President - Finance

	James E. McKee				Vice President, General
							Counsel and Secretary

_____________________

	*	Mr. Gabelli is the Chairman, Chief Executive Officer and
Chief Investment Officer of Gabelli Funds, Inc. and of GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, Inc.; Chairman and Chief
Executive Officer of Lynch Corporation.





GAMCO Investors, Inc.

Directors:

	Mario J. Gabelli
	Douglas R. Jamieson
	Joseph R. Rindler, Jr.
	Regina M. Pitaro
	F. William Scholz, II

Officers:

	Mario J. Gabelli			Chairman, Chief Executive								Officer and Chief

                    Investment Officer

	Joseph R. Rindler, Jr.		President and Chief Operating 							Officer

     Douglas R. Jamieson            Executive Vice President

	Stephen G. Bondi			Vice President

	James E. McKee				Vice President, General
  		    					Counsel and Secretary

Gabelli Securities, Inc.

Directors:

	Robert W. Blake			     President of W.R. Blake
							& Sons, Inc.
							196-20 Northern Boulevard
							Flushing, NY  11358

	Douglas DeVivo				General Partner of ALCE
							Partners, L.P.
							One First Street, Suite 16
							Los Altos, CA  94022

	Ronald L. Gallatin			Consultant
							Gabelli Securities, Inc.
							One Corporate Center
							Rye, NY  10580

	Francine Sommer			     Chief Executive Officer of
							General Partner of Gabelli 							Multimedia Partners, L.P.
							One Corporate Center
							Rye, NY  10580







Officers:

     Stephen G. Bondi               Vice President

	James E. McKee				Secretary


Gabelli & Company, Inc.

Directors:

     James G. Webster, III          Chairman

	Stephen G. Bondi			See above

	Donald C. Jenkins			Director of Research

Officers:

     James G. Webster, III          Chairman

     Stephen G. Bondi               Vice President

	Walter K. Walsh			     Compliance Officer

	James E. McKee				Secretary


GLI, Inc.
Directors:

     Mario J. Gabelli			See above-Gabelli Funds, Inc.


Officers:

     Mario J. Gabelli               Chairman and Chief Investment
                                    Officer

	Stephen G. Bondi			Vice President





Gabelli Associates Limited

Directors:

     Mario J. Gabelli			See above-Gabelli Funds, Inc.


     MeesPierson  (Cayman)          British American Centre
     Limited                        Dr. Roy's Drive- Phase 3
	                               Georgetown, Grand Cayman
                                    Cayman Islands, British
                                    WestIndies

Officers:

     Mario J. Gabelli               Chief Investment Officer

     Kevin Bromley                  Vice President, Treasurer and
                                    Assistant Secretary

     Sandra Wight                   Secretary and Assistant Treasurer


Gabelli International Limited

Directors:

     Mario J. Gabelli               See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)          British American Centre
     Limited                        Dr. Roy's Drive- Phase 3
	                               Georgetown, Grand Cayman
                                    Cayman Islands, British West Indies

Officers:

     Kevin Bromley                  Vice President, Treasurer, and
                                    Assistant Secretary
                                    MeesPierson (Cayman) Limited
                                    British American Centre
                                    Dr. Roy's Drive- Phase 3
							Georgetown, Grand Cayman
                                    Cayman Islands, British West Indies

     Sandra Wight                   Secretary and Assistant Treasurer
                                    Assistant Secretary
                                    MeesPierson (Cayman) Limited
                                    British American Centre
                                    Dr. Roy's Drive- Phase 3
							Georgetown, Grand Cayman
                                    Cayman Islands, British West Indies




Gabelli Asset Management Company
International Advisory Services Ltd.

Directors:

	Marc J. Gabelli			     See above-Gabelli Funds, Inc.

	Stephen G. Bondi			See Above-Gabelli Funds, Inc.

	Joseph R. Rindler, Jr.		See above-GAMCO Investors, Inc.

	Michael J. Burns			Appleby, Spurling & Kempe
							Cedar House
							41 Cedar Avenue
							Hamilton, HM12
							Bermuda

	Douglas Molyneux			Appleby, Spurling & Kempe
							Cedar House
							41 Cedar Avenue
							Hamilton, HM12
							Bermuda


Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

	Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point Blvd.
                                   Whitestone, NY 11357

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021







	E. Val Cerutti 			     Business Consultant
							Cerutti Consultants
							227 McLain Street
							Mount Kisco, NY   10549


    Ralph R. Papitto			     Chairman of the Board
							AFC Cable Systems, Inc.
							50 Kennedy Plaza
							Suite 1250
							Providence, RI  02903

	Salvatore Muoio

Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                    Officer

	Joseph H. Epel				Treasurer

	Robert E. Dolan			     Chief Financial Officer

	Carmine Ceraolo			     Assistant Controller

	Robert A. Hurwich			Vice President-Administration,
							Secretary and General Counsel


Spinnaker Industries, Inc.
600 N. Pearl Street
Suite 2160
Dallas, TX  75201

Directors:

	Joseph P. Rhein                5003 Central Avenue
                                    Ocean City, NJ  08226

     Richard J. Boyle               The Boyle Group, Inc.
                                    6110 Blue Circle Drive
                                    Suite 250
						     Minnetonka, MN  55343

	Ned N. Fleming, III		     Boyle, Fleming,
						     George & Co., Inc.
						     600 N. Pearl Street
						     Suite 2160
						     Dallas, TX  75201

     Robert E. Dolan			     See above Lynch Corporation




	Anthonie C. van Ekris		Chairman and Chief
							Executive Officer
							Balmac International, Inc.
							61 Broadway
							Suite 1900
							New York, NY  10006

Officers:

	James W. Toman 			     Controller

	Ned N. Fleming, III			President

	Richard J. Boyle			Chairman and
							Chief Executive Officer

	Robert A. Hurwich			Secretary

	Mark A. Matteson			Vice President, Corporate
							Development


Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

	Ned N. Fleming, III			See above-Spinnaker

	Mark A. Matteson			See above-Spinnaker

	James W. Toman				See above-Spinnaker

	Robert P. Wentzel			See above Entoleter

	James Fleming				230 Saugatuck Avenue, Unit 8
							Westport, CT  06880

Officers:

	James W. Toman				Chief Financial Officer
							and Secretary

	Robert P. Wentzel			President

	Anthony R. Massaro			Vice President-Manufacturing









Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

	Jack C. Keen				Chairman

	Jack W. Keen				President

	Dr. Brian E. Gordon			Vice President

	Mary Beth Baxter			Secretary & Treasurer

	Robert E. Dolan			     See above-Lynch Corporation

	Robert A. Hurwich			See above-Lynch Corporation

	Carmine Ceraolo			     See above-Lynch Corporation

Officers:

	Jack C. Keen				Chairman of the Board

	Jack W. Keen				President

	Jack L. Bentley			     Executive Vice President

	Dr. Brian E. Gordon			Vice President

	Charles M. Baxter			Sr. Vice President-Operations

     Mary Beth Baxter			Secretary & Treasurer

	Robert A. Hurwich			Assistant Treasurer


Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

	Mary J. Carroll			     See above-Lynch Corporation

	Carmine P. Ceraolo			See above-Lynch Corporation

	Robert E. Dolan			     See above-Lynch Corporation

	Joseph H. Epel 			     See above-Lynch Corporation

	Robert A. Hurwich			See above-Lynch Corporation

	Leone A. Nilsen			     President

	Roger J. Nilsen			     P.O. Box 146
							Hannaford, ND 58448

	Duane A. Plecity			Secretary

	Harry B. Snyder			     P.O. Box 131
							Buffalo, ND  58011

	Robert Snyder				200 Broadway South
							Buffalo, ND  58011

Officers:

	Leone A. Nilsen			     President

	Robert Snyder				Vice President

	Duane A. Plecity			Secretary

	Harry B. Snyder			     Treasurer

	Joseph H. Epel				Assistant Treasurer

	Robert A. Hurwich			Assistant Secretary


Lynch Telecommunications Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

	Richard A. Kiesling			2801 International Lane
							Suite 207
							Madison, WI  53740

	Jack C. Keen			     See above-Western New Mexico 							Telephone Company

	Robert A. Snyder			See above-Inter-Community 							Telephone Company

Officers:

	Robert A. Hurwich			Secretary

	Mary Beth Baxter			Treasurer and
							Assistant Secretary

	Robert E. Dolan			     Controller







Lynch Telephone Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

	Robert E. Dolan			     Controller

	Jack C. Keen				Chairman

Officers:

	Jack C. Keen				Chairman

	Jack W. Keen				President

	Robert A. Hurwich			Secretary

	Mary Beth Baxter			Treasurer and
							Assistant Secretary

	Robert E. Dolan			     Controller


































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